FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

Form 6-K

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: May 8, 2009

Exhibit 99.1
Suntech Files 2008 Annual Report on Form 20-F
Incurs Additional Impairment Charge for Investment in Nitol Solar
San Francisco and Wuxi, China — May 8, 2009—Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest manufacturer of crystalline silicon photovoltaic (PV) modules, today announced the filing of its 2008 annual report on Form 20-F with the Securities and Exchange Commission, including its 2008 audited financial statements. During the course of its 2008 year-end financial audit process, the Company determined that the investment impairment charge previously reported in its press release discussing its preliminary fourth quarter 2008 results should be increased from $48.8 million to $73.8 million. The additional $25.0 million impairment charge relates to Suntech’s investment in Nitol Solar, a polysilicon manufacturer in which the Company owned a 14.0% equity interest as of December 31, 2008.
The additional impairment charge was primarily due to updated information obtained from Nitol Solar’s final December 31, 2008 financial statements including new material information related to fixed asset impairments and losses on financial instruments. As this additional information related to conditions that existed at December 31, 2008, the assumptions used to determine the fair value of Suntech’s investment in Nitol Solar were re-assessed and it was determined that an additional provision of $25 million was necessary. The after tax impact to Suntech’s 2008 net income as a result of this additional investment impairment was $22.8 million.
In March 2009, Nitol Solar entered into a series of debt restructuring agreements through which it secured approximately $400 million in debt financing to complete the construction of its 3,800 metric tons polysilicon production facility. Nitol Solar currently has 300 metric tons of production capacity and intends to initiate production in an additional 3,500 metric ton facility in early 2010. As a result of the dilution caused by the recent debt restructuring, Suntech owned an 11.5% equity interest in Nitol Solar as of May 8, 2009.

The audited consolidated balance sheet as of December 31, 2008 and statement of operations data for the fourth quarter and full year 2008 can be found in an SEC filing on Form 6-K filed today. Additional information relating to our 2008 financial statements, including the notes thereto, can be found in our annual report on Form 20-F. Copies of the related 6-K and 20-F can be found in the “Investor Center” section of the Suntech website under “SEC Filings.” Should you wish to be sent a hard copy of the complete audited financial statements please contact ir@suntech-power.com.
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of crystalline silicon photovoltaic (PV) modules. Suntech designs, develops, manufactures, and markets premium-quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s patent-pending Pluto technology for crystalline silicon solar cells improves power output by up to 12% compared to conventional production methods.
Suntech also offers one of the broadest ranges of building-integrated solar products under the MSK Solar Design Line™. Suntech designs and delivers commercial and utility scale solar power systems through its wholly owned subsidiaries Suntech Energy Solutions and Suntech Energy Engineering. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit http://www.suntech-power.com .
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward- looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For more information, please contact:

At Suntech:
In China:
   Rory Macpherson
   Investor Relations Director
   Suntech Power Holdings Co., Ltd.
   Tel: +86-21-6288-5574
   Email: rory@suntech-power.com
In the United States:
   Sanjay M. Hurry
   Vice President
   The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
   Tel: +1-212-481-2050
   Email: suntech@tpg-ir.com

Exhibit 99.2
Note: The quarterly and full year consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	September 30,	December 31,
	2008	2008
ASSETS
Current assets:
Cash and cash equivalents	394,550	507,789
Restricted cash	124,142	70,710
Inventories	247,885	231,874
Accounts receivable	232,775	213,118
Value-added tax recoverable	201,800	75,667
Advances to suppliers	77,268	56,873
Short-term investments	145,594	—
Other current assets	155,436	165,887

Total current assets	1,579,450	1,321,918

Property, plant and equipment, net	574,899	684,497
Intangible assets, net	160,828	176,677
Goodwill	78,821	87,595
Investments in affiliates	132,921	221,106
Long-term prepayments	250,761	248,807
Long-term loan to suppliers	83,821	83,972
Amount due from related parties	287,142	277,991
Other non-current assets	191,995	121,214

TOTAL ASSETS	3,340,638	3,223,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	704,120	638,426
Accounts payable	84,682	117,499
Other current liabilities	161,595	220,810

Total current liabilities	950,397	976,735

Long-term bank borrowings	6,893	5,894
Convertible notes	1,075,000	981,236
Accrued warranty costs	36,498	41,430
Other long-term liabilities	129,113	135,655

Total liabilities	2,197,901	2,140,950

Minority interest	8,090	8,477

Total shareholders’ equity	1,134,647	1,074,350

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,340,638	3,223,777

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	2007	2008
Net revenues	1,348,262	1,923,509
Total cost of revenues	1,074,205	1,580,622

Gross profit	274,057	342,887

Operating expenses Selling expenses	30,562	59,328
General and administrative expenses	44,414	85,737
Research and development expenses	15,055	15,314

Total operation expenses	90,031	160,379

Income from operations	184,026	182,508

Interest expenses	(23,991)	(57,573)
Interest income	31,207	32,572
Foreign exchange loss	(8,982)	(14,404)
Other income (expense)	226	(55,012)

Income before income taxes	182,486	88,091
Tax provision	(13,234)	(1,618)

Net income after taxes before minority interest and equity in earnings of affiliates	169,252	86,473
Minority interest	2,722	1,442
Equity in (loss) earnings of affiliates	(699)	287

Net income	171,275	88,202

Net income per share and per ADS:

- Basic	1.13	0.57
- Diluted	1.02	0.52

Shares used in computation:
- Basic	151,699,307	154,700,584
- Diluted	169,257,283	170,491,770

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	Ended	Ended	Ended
	December 31	September 30	December 31
	2007	2008	2008

Total net revenues	397,538	594,403	414,413
Total cost of revenues	314,823	466,065	412,068

Gross profit	82,715	128,338	2,345

Selling expenses	9,586	14,774	14,531
General and administrative expenses	13,096	21,808	27,112
Research and development expenses	3,132	4,682	4,529

Total operating expenses	25,814	41,264	46,172

Income/(loss) from operations	56,901	87,074	(43,827)

Interest expenses	(7,058)	(16,661)	(18,038)
Interest income	8,122	8,805	10,073
Foreign exchange loss	(3,733)	(16,612)	(3,188)
Other income (expense)	1,657	(3,171)	(44,712)

Income/(loss) before income taxes	55,889	59,435	(99,692)
Tax provision	(5,186)	(3,651)	11,073

Net income/(loss) after taxes before minority interest and equity in earnings of affiliates	50,703	55,784	(88,619)
Minority interest	936	141	(401)
Equity in (loss) earnings of affiliates	(1,020)	0	288

Net income/(loss)	50,619	55,925	(88,732)

Net income per share and per ADS:

- Basic	0.33	0.36	(0.57)
- Diluted	0.29	0.33	(0.57)

Shares and ADSs used in computation:

- Basic	152,187,168	155,835,915	155,880,532
- Diluted	169,784,511	185,490,716	155,880,532
Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended December 31, 2007
			Effect of
	GAAP	Share-based	Purchase Price	Restructuring	Non-GAAP
	Results	Compensation	Allocation	Expenses	Results
Gross profit	82.7	3.1	—	—	85.8
Gross margin	20.8%				21.6%

Income from operations	56.9	6.6	0.8	0.5	64.8
Income from operations margin	14.3%				16.3%

Net income	50.6	6.6	0.5	0.5	58.2
Net income margin	12.7%				14.7%

Net income per share and per ADS
-Basic	0.33				0.38
-Diluted	0.29				0.34

	Three months ended September 30, 2008
			Effect of
	GAAP	Share-based	Purchase Price	Restructuring	Non-GAAP
	Results	Compensation	Allocation	Expenses	Results
Gross profit	128.3	1.4	—	—	129.7
Gross margin	21.6%				21.8%

Income from operations	87.1	3.9	1.6	—	92.6
Income from operations margin	14.6%				15.6%

Net income	55.9	3.9	0.5	—	60.3
Net income margin	9.4%				10.1%

Net income per share and per ADS
-Basic	0.36				0.39
-Diluted	0.33				0.35

	Three months ended December 31, 2008
			Effect of			Convertible
	GAAP	Share-based	Purchase Price	Restructuring	Investment	notes	Non-GAAP
	Results	Compensation	Allocation	Expenses	Impairment	repurchase gain	Results
Gross profit	2.3	1.6	-0.3	—	—	—	3.6
Gross margin	0.6%						0.9%

Loss from operations	-43.8	3.8	1.8	—	—	—	-38.2
Loss from operations margin	-10.6%						-9.2%

Net loss	-88.7	3.8	2.0	—	73.8	-31.1	-40.2
Net loss margin	-21.4%						-9.7%

Net loss per share and per ADS
-Basic	-0.57						-0.26
-Diluted	-0.57						-0.26

	Twelve months ended December 31, 2007
			Effect of
	GAAP	Share-based	Purchase Price	Restructuring	Non-GAAP
	Results	Compensation	Allocation	Expenses	Results
Gross profit	274.1	10.7	—	—	284.8
Gross margin	20.3%				21.1%

Income from operations	184.0	26.9	2.4	1.8	215.1
Income from operations margin	13.6%				16.0%

Net income	171.3	26.9	1.0	1.8	201.0
Net income margin	12.7%				14.9%

Net income per share and per ADS
-Basic	1.13				1.33
-Diluted	1.02				1.19

	Twelve months ended December 31, 2008
			Effect of			Convertible
	GAAP	Share-based	Purchase Price	Restructuring	Investment	notes	Non-GAAP
	Results	Compensation	Allocation	Expenses	Impairment	repurchase gain	Results
Gross profit	342.9	5.9	0.8	—	—	—	349.6
Gross margin	17.8%						18.2%
Income from operations	182.5	16.2	7.0	—	—	—	205.7
Income from operations margin	9.5%						10.7%

Net income	88.2	16.2	4.8	—	73.8	-31.1	151.9
Net income margin	4.6%						7.9%

Net income per share and per ADS
-Basic	0.57						0.98
-Diluted	0.52						0.90

(*)	The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation, KSL-Kuttler Automation Systems GmbH and Suntech Energy Solutions Inc. acquisitions, extraordinary impairment on investments and gain from convertible notes buy-back.